Exhibit 99.1

AT&T TO ACQUIRE TIME WARNER

•	New company with complementary strengths to lead the next wave of innovation in converging media and communications industry

o	Combination unlike any other — the world’s best premium content with the networks to deliver it to every screen, however customers want it
o	The future of video is mobile and the future of mobile is video
o	Time Warner is a global leader in creating premium content, has the largest film/TV studio in world and an unrivaled library of entertainment
o	AT&T has unmatched direct-to-customer distribution across TV, mobile and broadband in the U.S., mobile in Mexico and TV in Latin America.

•	Combined company positioned to create new customer choices — from content creation and distribution to a mobile-first experience that’s personal and social

o	Goal is to give customers unmatched choice, quality, value and experiences that will define the future of media and communications
o
Customer insights across TV, mobile and broadband will allow new company to: offer more relevant and valuable addressable advertising; innovate with ad-supported content models; better inform content creation; and make OTT and TV Everywhere products smarter and more personalized

•	Acquisition provides significant financial benefits

o	Accretive to AT&T in the first year after close on adjusted EPS & free cash flow per share basis
o	Improves AT&T’s dividend coverage
o	Improves AT&T’s revenue and earnings growth profile
o	Diversifies AT&T’s revenue mix and lowers capital intensity
o	Committed to strong balance sheet and maintaining investment-grade credit metrics

•	Delivers significant benefits for customers

o	Stronger competitive alternative to cable & other video providers
o	Provides better value, more choices, enhanced customer experience for over-the-top and mobile viewing
o	More innovation with ad-supported models that shift more cost of content creation from customers to advertisers

DALLAS and NEW YORK CITY, Oct. 22, 2016 — AT&T Inc. (NYSE:T) and Time Warner Inc. (NYSE:TWX) today announced they have entered into a definitive agreement under which AT&T will acquire Time Warner in a stock-and-cash transaction valued at $107.50 per share. The agreement has been approved unanimously by the boards of directors of both companies.

The deal combines Time Warner’s vast library of content and ability to create new premium content that connects with audiences around the world, with AT&T’s extensive customer relationships, world’s largest pay TV subscriber base and leading scale in TV, mobile and broadband distribution.

“This is a perfect match of two companies with complementary strengths who can bring a fresh approach to how the media and communications industry works for customers, content creators, distributors and advertisers,” said Randall Stephenson, AT&T chairman and CEO. “Premium content always wins. It has been true on the big screen, the TV screen and now it’s proving true on the mobile screen. We’ll have the world’s best premium content with the networks to deliver it to every screen. A big customer pain point is paying for content once but not being able to access it on any device, anywhere. Our goal is to solve that.  We intend to give customers unmatched choice, quality, value and experiences that will define the future of media and communications.

“With great content, you can build truly differentiated video services, whether it’s traditional TV, OTT or mobile. Our TV, mobile and broadband distribution and direct customer relationships provide unique insights from which we can offer addressable advertising and better tailor content,” Stephenson said. “It’s an integrated approach and we believe it’s the model that wins over time.

“Time Warner’s leadership, creative talent and content are second to none. Combine that with 100 million plus customers who subscribe to our TV, mobile and broadband services – and you have something really special,” said Stephenson. “It’s a great fit, and it creates immediate and long-term value for our shareholders.”

Time Warner Chairman and CEO Jeff Bewkes said, “This is a great day for Time Warner and its shareholders. Combining with AT&T dramatically accelerates our ability to deliver our great brands and premium content to consumers on a multiplatform basis and to capitalize on the tremendous opportunities created by the growing demand for video content. That’s been one of our most important strategic priorities and we’re already making great progress — both in partnership with our distributors, and on our own by connecting directly with consumers.  Joining forces with AT&T will allow us to innovate even more quickly and create more value for consumers along with all our distribution and marketing partners, and allow us to build on a track record of creative and financial excellence that is second to none in our industry. In fact, when we announce our 3Q earnings, we will report revenue and operating income growth at each of our divisions, as well as double-digit earnings growth.

Bewkes continued, “This is a natural fit between two companies with great legacies of innovation that have shaped the modern media and communications landscape, and my senior management team and I are looking forward to working closely with Randall and our new colleagues as we begin to capture the tremendous opportunities this creates to make our content even more powerful, engaging and valuable for global audiences.”

Time Warner is a global leader in media and entertainment with a great portfolio of content creation and aggregation, and iconic brands across video programming and TV/film production. Each of Time Warner’s three divisions is an industry leader: Turner consists of U.S. and international basic cable networks, including TNT, TBS, CNN and Cartoon Network/Adult Swim and has sports right that include the National Basketball Association, NCAA Men's Championship Basketball Tournament, and Major League Baseball; HBO, which consists of domestic premium pay television and streaming services (HBO Now, HBO Go) featuring such original series as Game of Thrones, VEEP, and Silicon Valley, as well as international premium & basic pay television and streaming services; and Warner Bros. Entertainment, which consists of television, feature film, home video and videogame production and distribution. Film franchises include Harry Potter, DC Entertainment and LEGO; TV series produced include The Big Bang Theory, The Voice and Gotham; Time Warner also has invested in over-the-top and digital media properties such as Bleacher Report, Hulu and Machinima.

Customer Benefits
The new company will deliver what customers want — enhanced access to premium content on all their devices, new choices for mobile and streaming video services and a stronger competitive alternative to cable TV companies.

With a mobile network that covers more than 315 million people in the United States, the combined company will strive to become the first U.S. mobile provider to compete nationwide with cable companies in the provision of bundled mobile broadband and video. It will disrupt the traditional entertainment model and push the boundaries on mobile content availability for the benefit of customers. And it will deliver more innovation with new forms of original content built for mobile and social, which builds on Time Warner’s HBO Now and the upcoming launch of AT&T’s OTT offering DIRECTV NOW.

Owning content will help AT&T innovate on new advertising options, which, combined with subscriptions, will help pay for the cost of content creation. This two-sided business model — advertising- and subscription-based — gives customers the largest amount of premium content at the best value.

Summary Terms of Transaction
Time Warner shareholders will receive $107.50 per share under the terms of the merger, comprised of $53.75 per share in cash and $53.75 per share in AT&T stock. The stock portion will be subject to a collar such that Time Warner shareholders will receive 1.437 AT&T shares if AT&T’s average stock price is below $37.411 at closing and 1.3 AT&T shares if AT&T’s average stock price is above $41.349 at closing.

This purchase price implies a total equity value of $85.4 billion and a total transaction value of $108.7 billion, including Time Warner’s net debt. Post-transaction, Time Warner shareholders will own between 14.4% and 15.7% of AT&T shares on a fully-diluted basis based on the number of AT&T shares outstanding today.

The cash portion of the purchase price will be financed with new debt and cash on AT&T’s balance sheet. AT&T has an 18-month commitment for an unsecured bridge term facility for $40 billion.

Transaction Will Result in Significant Financial Benefits
AT&T expects the deal to be accretive in the first year after close on both an adjusted EPS and free cash flow per share basis.

AT&T expects $1 billion in annual run rate cost synergies within 3 years of the deal closing. The expected cost synergies are primarily driven by corporate and procurement expenditures. In addition, over time, AT&T expects to achieve incremental revenue opportunities that neither company could obtain on a standalone basis.

Given the structure of this transaction, which includes AT&T stock consideration as part of the deal, AT&T expects to continue to maintain a strong balance sheet following the transaction close and is committed to maintaining strong investment-grade credit metrics.

By the end of the first year after close, AT&T expects net debt to adjusted EBITDA to be in the 2.5x range.

Additionally, AT&T expects the deal to improve its dividend coverage and enhance its revenue and earnings growth profile.

Time Warner provides AT&T with significant diversification benefits:

o
Diversified revenue mix — Time Warner will represent about 15% of the combined company’s revenues, offering diversification from content and from outside the United States, including Latin America, where Time Warner owns a majority stake in HBO Latin America, an OTT service available in 24 countries, and AT&T is the leading pay TV distributor.

o	Lower capital intensity — Time Warner’s business requires little in capital expenditures, which helps balance the higher capital intensity of AT&T’s existing business.
o	Regulation — Time Warner’s business is lightly regulated compared to much of AT&T’s existing operations.

The merger is subject to approval by Time Warner Inc. shareholders and review by the U.S. Department of Justice.  AT&T and Time Warner are currently determining which FCC licenses, if any, will be transferred to AT&T in connection with the transaction. To the extent that one or more licenses are to be transferred, those transfers are subject to FCC review. The transaction is expected to close before year-end 2017.

Conference Call/Webcast
On Monday, October 24, at 8:30 am ET, AT&T and Time Warner will host a webcast presentation to discuss the transaction and AT&T’s 3Q earnings. Links to the webcast and accompanying documents will be available on both AT&T’s and Time Warner’s Investor Relations websites. AT&T has cancelled its previously scheduled call to discuss earnings, which had been set for Tuesday, October 25.

About AT&T

AT&T Inc. (NYSE:T) helps millions around the globe connect with leading entertainment, mobile, high-speed Internet and voice services. We’re the world’s largest provider of pay TV. We have TV customers in the U.S. and 11 Latin American countries. We offer the best global coverage of any U.S. mobile provider*. And we help businesses worldwide serve their customers better with our mobility and highly secure cloud solutions.

About Time Warner Inc.

Time Warner Inc. (NYSE:TWX) is a global leader in media and entertainment with a great portfolio of content creation and aggregation, and iconic brands across video programming and TV/film production. Each of Time Warner’s three divisions is an industry leader: Turner consists of U.S. and international basic cable networks, including TNT, TBS, CNN and Cartoon Network/Adult Swim, and has sports right that include to National Basketball Association, NCAA Men’s Championship Basketball Tournament, and Major League Baseball; HBO, which consists of domestic premium pay television and streaming services (HBO Now, HBO Go) featuring such original series as Game of Thrones, VEEP, and Silicon Valley, as well as international premium & basic pay television and streaming services; and Warner Brothers, which consists of television, feature film, home video and videogame production and distribution. Film franchises include Harry Potter, DC Entertainment, and LEGO; TV series produced include The Big Bang Theory, The Voice, and Gotham.  Time Warner also has invested in over-the-top and digital media properties such as Bleacher Report, Hulu and Machinima.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that TIME WARNER stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of TIME WARNER and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and TIME WARNER’s filings with the Securities and Exchange Commission. Neither AT&T nor TIME WARNER is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and TIME WARNER.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and TIME WARNER, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s Investor Relations Website. Copies of documents filed with the SEC by TIME WARNER will be made available free of charge on TIME WARNER’s Investor Relations Website.

Participants in Solicitation

AT&T and its directors and executive officers, and TIME WARNER and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of TIME WARNER common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of TIME WARNER is set forth in the proxy statement for TIME WARNER’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

For more information, contact:

AT&T
Brad Burns
brad.burns@att.com
214.757.7520

Fletcher Cook
fletcher.cook@att.com
214.757.7629

Time Warner
Keith Cocozza
Keith.cocozza@timewarner.com
212.484.7482